April 9, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008 Response Letter Dated March 20, 2009
Dear Mr. Reynolds:
Thank you for your March 27, 2009 supplemental comment letter with respect to the above.
Confirming our Counsel’s earlier conversation with Mr. Jay Williamson, we have requested a conference call with the Staff prior to responding to your letter. It is my understanding that this conference call is currently scheduled for Monday, April 13, 2009.
National Beverage Corp. intends to file its written response no later than by Monday, April 20, 2009.
If you have any questions, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance